UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company")

Notification of PDMR Interests

Long-Term Incentive Plan ("LTIP") - 2018Release

In 2001, the Company established the Pearson Long-Term Incentive Plan (the "LTIP"). Its purpose is to link management's long-term reward with Pearson's financial performance and returns to shareholders.

The following table sets out the number of shares released to Persons Discharging Managerial Responsibility (PDMR) on 3 August 2018 and notified to the Company on 6 August 2018. The LTIP rules require that sufficient shares are sold to discharge the tax liability arising on the shares released.  The shares set out in the third column below were sold on 3 August 2018 at the price shown, with the number of American Depositary Receipts (ADRs) set out in the fifth column below being allotted to and retained by the PDMR towards meeting their shareholding guideline.

Name of PDMR	Shares Released	Shares sold to discharge tax liabilities	Sale price per share (£)	Shares/ADRs Retained
Bjarne Tellmann	24,289	11,937	8.979216	12,352
Bob Whelan	16,815	5,164	8.979216	11,651

The following notifications, made in accordance with the requirements of the EU Market Abuse Regulation, give further detail.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bjarne Tellmann
2	Reason for the notification
a)	Position/status	General Counsel and Chief Legal Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Sale of shares to cover tax liabilities arising from vesting of Long-Term Incentive Plan award
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Sale price: £8.979216 per share	11,937
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 11,937 shares Aggregated price: £107,184.901392
e)	Date of the transaction	3 August 2018
f)	Place of the transaction	London Stock Exchange (XLON)

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in Pearson plc (each ADR represents one ordinary share of 25 pence in Pearson plc) ISIN: US7050151056
b)	Nature of the transaction	Allotment of ADRS following release of Long-Term Incentive Plan award
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	12,352
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 12,352 Aggregated price: n/a
e)	Date of the transaction	3 August 2018
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bob Whelan
2	Reason for the notification
a)	Position/status	President, Pearson Assessments
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Sale of shares to cover tax liabilities arising from vesting of Long-Term Incentive Plan award
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Sale price: £8.979216 per share	5,164
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 5,164 shares Aggregated price: £46,368.671424
e)	Date of the transaction	3 August 2018
f)	Place of the transaction	London Stock Exchange (XLON)

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in Pearson plc (each ADR represents one ordinary share of 25 pence in Pearson plc) ISIN: US7050151056
b)	Nature of the transaction	Allotment of ADRS following release of Long-Term Incentive Plan award
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	11,651
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 11,651 Aggregated price: n/a
e)	Date of the transaction	3 August 2018
f)	Place of the transaction	New York Stock Exchange (XNYS)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 08 August 2018
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary